File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 473, Tranche No. 04

IDR450,000,000,000 7.25 percent Notes due July 17, 2017, as from August 15, 2014 to be consolidated and form a single series with each of the Bank's IDR750,000,000,000 7.25 percent Notes due July 17, 2017 issued on June 26, 2014 (Series No. 473, Tranche No. 01), the Bank's IDR600,000,000,000 7.25 percent Notes due July 17, 2017 issued on July 14, 2014 (Series No. 473, Tranche No. 02), and the Bank's IDR350,000,000,000 7.25 percent Notes due July 17, 2017 issued on August 4, 2014 (Series No. 473, Tranche No. 03)

Filed pursuant to Rule 3 of Regulation IA

Dated: August 12, 2014

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of IDR450,000,000,000 7.25 percent Notes due July 17, 2017, Series No. 473, Tranche No. 04 (the "Notes"), as from August 15, 2014 to be consolidated and form a single series with each of the Bank's IDR750,000,000,000 7.25 percent Notes due July 17, 2017 issued on June 26, 2014 (Series No. 473, Tranche No. 01), the Bank's IDR600,000,000,000 7.25 percent Notes due July 17, 2017 issued on July 14, 2014 (Series No. 473, Tranche No. 02), and the Bank's IDR350,000,000,000 7.25 percent Notes due July 17, 2017 issued on August 4, 2014 (Series No. 473, Tranche No. 03), under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated August 12, 2014 (the "Terms Agreement") and the Pricing Supplement dated as of August 12, 2014 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note:	100.8885%	1.3750%	99.5135%
Total:	IDR453,998,250,000.00 (USD38,490,737.60)	IDR6,187,500,000.00 (USD524,586.69)	IDR447,810,750,000.00 (USD37,966,150.91)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from June 26, 2014, which is expected to be IDR4,469,178,082.19 (U.S.$38,490,737.60) as of August 15, 2014.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 13, 2014
(B) Pricing Supplement
(C) Terms Agreement

IDB

File No. 83-1
Regulation IA
Rule 3

August 12, 2014

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies & Gentlemen:

I hereby enclose two (2) copies of a Report, dated August 12, 2014 of the Inter-American Development Bank (the "Bank"), being filed pursuant to Rule 3 of Regulation IA, with respect to an issuance of securities under the Bank's Global Debt Program pursuant to the Prospectus dated January 8, 2001 and the Pricing Supplement dated as of August 12, 2014.

Sincerely yours,

John Scott
Chief Counsel
Corporate Legal Affairs Division

SEC
Mail Processing
Section
4:08
AUG 14 2014
Washington DC
403

Enclosures

Exhibit A

March 13, 2014

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-18/13, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

John S. Scott
Chief Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 473
Tranche No: 4

IDR 450,000,000,000 7.25 percent Notes due July 17, 2017 (the "Notes) as from August 15, 2014 to be consolidated and form a single series with the Bank's IDR 750,000,000,000 7.25 percent Notes due July 17, 2017, issued on June 26, 2014 (the "Series 473 Tranche 1 Notes"), the Bank's IDR 600,000,000,000 7.25 percent Notes due July 17, 2017, issued on July 14, 2014 (the "Series 473 Tranche 2 Notes") and the Bank's IDR 350,000,000,000 7.25 percent Notes due July 17, 2017, issued on August 4, 2014 (the "Series 473 Tranche 3 Notes"), payable in United States Dollars

Issue Price: 100.8885 percent

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

TD Securities
HSBC

The date of this Pricing Supplement is as of August 12, 2014

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	473
	Tranche No.:	4
2.	Aggregate Principal Amount:	IDR 450,000,000,000 As from the Issue Date, the Notes will be consolidated and form a single series with the Series 473 Tranche 1 Notes, the Series 473 Tranche 2 Notes and the Series 473 Tranche 3 Notes.
3.	Issue Price:	IDR 453,998,250,000, which is 100.8885 percent of the Aggregate Principal Amount plus the amount of IDR 4,469,178,082.19 representing 50 days of accrued interest inclusive. The Issue Price will be payable in United States Dollars ("U.S.$" or "USD") in the amount of USD 38,490,737.60 at the agreed IDR Rate of IDR 11,795 per one USD.
4.	Issue Date:	August 15, 2014
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph

		10(c) of "Other Relevant Terms" below.
6.	Authorized Denomination(s) (Condition 1(b)):	IDR 10,000,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	The lawful currency of the Republic of Indonesia ("Indonesian Rupiah" or "IDR"), provided that all payments in respect of the Notes will be made in United States Dollars ("U.S.$" or "USD")
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	July 17, 2017
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	June 26, 2014
13.	Fixed Interest Rate (Condition 5(I)):	Condition 5(I) as amended and supplemented below, shall apply to the Notes. The bases of the Calculation of the Interest Amount, Interest Payment Dates and default interest are as set out below.
	(a) Interest Rate:	7.25 percent per annum
	(b) Business Day Convention:	Following Business Day Convention
	(c) Fixed Rate Interest Payment Date(s):	Annually on each July 17, commencing on July 17, 2015 and ending on, and including, the Maturity Date. Each Interest Payment Date is subject to

adjustment in accordance with the Following Business Day Convention with no adjustment to the amount of interest otherwise calculated.

(d) Interest Period:	Each period from and including each Interest Payment Date to but excluding the next following Interest Payment Date, *provided* that the initial Interest Period will commence on and include the Interest Commencement Date, and the final Interest Period will end on but exclude the Maturity Date.
(e) Initial Broken Amount:	A USD amount equal to: IDR 766,712.33 per minimum Authorized Denomination, *divided by* the Applicable Rate (as defined below), calculated on the relevant Fixing Date (as defined below) in accordance with 13(g) below and payable on July 17, 2015
(f) Fixed Rate Day Count Fraction(s):	Actual/Actual ICMA
(g) Calculation of Interest Amount:	As soon as practicable and in accordance with the procedure specified herein, the Calculation Agent will determine the Applicable Rate (as defined below) and calculate the amount of interest payable (the "Interest Amount") with respect to each Authorized Denomination for the relevant Interest Period. The Interest Amount with respect to any Interest Period shall be a USD amount calculated on the relevant Fixing Date (as defined below) as follows: 7.25% *times* minimum Authorized Denomination *times* the Fixed Rate Day Count Fraction *divided by* the Applicable Rate (and rounding, if necessary, the entire resulting figure to the nearest two decimal places, with

USD 0.005 being rounded upwards).

The "Applicable Rate" means the rate determined by the Calculation Agent that is equal to the USD/IDR spot rate at 11:00 a.m. Singapore time, expressed as the amount of IDR per one USD, for settlement in two IDR Business Days, reported on Reuters page JISDOR (or such other page or service as may replace any such page for the purposes of displaying the USD/IDR reference rate) at or around 11:00 a.m. Singapore time on the Fixing Date (such date, subject to adjustment as described below). Fallback Provisions apply as per below.

The "Fixing Date" means the date that is five IDR Business Days prior to the applicable Interest Payment Date or Maturity Date. The Fixing Date shall be subject to adjustment as follows: if the scheduled date of the Fixing Date is not a Relevant Business Day, then the Fixing Date will be the first preceding day that is a Relevant Business Day.

"IDR Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in Singapore.

"Fallback Provisions": Should no USD/IDR reference rate appear on Reuters page JISDOR (or on such replacement page as described above) on the Fixing Date, then the USD/IDR reference rate for such Fixing Date shall be determined by the Calculation Agent by requesting quotations for the mid USD/IDR spot foreign exchange rate either (i) at or about 11:00 a.m. Singapore time on the first day (other than a Saturday or a Sunday) following the Fixing Date (if such day is a Relevant Business Day) or (ii) if the first day (other than a Saturday or a Sunday) following the Fixing Date is not a Relevant Business Day, at or about 11:00 a.m. Singapore time on the Fixing Date from five banks active

in the USD/IDR currency and foreign exchange markets (such banks, the "Reference Banks") as selected by the Calculation Agent.

If five or four quotations are provided as requested, the USD/IDR reference rate will be the arithmetic mean (rounded to the nearest whole Rupiah, 0.5 being rounded upwards) of the remaining three or two such quotations, as the case may be, for such rate provided by the Reference Banks, after disregarding the highest such quotation and the lowest such quotation (provided that, if two or more such quotations are the highest such quotations, then only one of such quotations shall be disregarded, and if one or more such quotations are the lowest quotations, then only one of such lowest quotations will be disregarded).

If only three or two such quotations are provided as requested, the USD/IDR reference rate shall be determined as described above except that the highest and lowest quotations will not be disregarded.

If only one or no such quotations are provided as requested, or if the Calculation Agent determines in its sole discretion that no suitable Reference Banks active in the USD/IDR currency or foreign exchange markets will provide quotes, the Calculation Agent shall be entitled to calculate the USD/IDR reference rate acting in good faith in a commercially reasonable manner, having taken into account relevant market practice, by reference to such additional sources as it deems appropriate; and in such case the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the USD/IDR reference rate is to be so determined.

(h) Calculation Agent:	See "9. Identity of Calculation Agent" under "Other Relevant Terms"

(i) Notification: If the Interest Amount payable on any Fixed Rate Interest Payment Date or the Redemption Amount, as the case may be, is calculated in any manner other than by utilizing the USD/IDR reference rate that appears on Reuters page JISDOR (or on such replacement page as described above), the Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 (*Notices*).

14. Relevant Financial Center: Singapore, New York, London and Jakarta

15. Relevant Business Day: Singapore, New York, London and Jakarta

16. Redemption Amount (Condition 6(a)):

The Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount calculated by the Calculation Agent on the Fixing Date with respect to the Maturity Date as follows:

minimum Authorized Denomination
divided by
the Applicable Rate

(and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with USD 0.005 being rounded upwards).

Payment of the Redemption Amount will occur on the scheduled Maturity Date or, if later in the event of any such adjustment described above, on the date that is five Relevant Business Days in New York after the Fixing Date upon which the Applicable Rate is actually obtained, with no accrued interest payable in respect of any postponement described above.

17. Issuer's Optional Redemption (Condition 6(e)): No

18. Redemption at the Option of the Noteholders (Condition 6(f)): No

19. Early Redemption Amount (including accrued interest, if applicable) (Condition 9): In the event the Notes become due and payable as provided in Condition 9 (Default), the Early Redemption Amount with respect to each Authorized Denomination will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "13. Fixed Interest Rate (Condition 5(I))"; provided, that for purposes of such determination, the "Fixing Date" shall be the date that is five IDR Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9 (Default).

20. Governing Law: New York

21. Selling Restrictions:

(a) United States: Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom: Each of the Managers represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

(c) Indonesia: The Notes are not and will not be registered with the Financial Services Authority previously known as the Capital Market and Financial Institutions Supervisory Agency (the "OJK") in Indonesia. As such, the Notes (including the distribution and dissemination of the Pricing Supplement, other written materials either through advertisements or other media authorized) are not authorized by the OJK for

their sale by public offering in the Indonesian territory and/or to Indonesian entities or residents in the Indonesian territory in circumstances which constitute a public offering of securities under the Indonesian Law No. 8/1995 regarding Capital Markets. Likewise, the Notes and the Pricing Supplement have not been reviewed, registered or authorized by the Central Bank (Bank Indonesia) for their distribution through banking institutions in Indonesia.

(d) General: No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1. Listing: Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market.

2. Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures: Euroclear and Clearstream, Luxembourg

3. Syndicated: Yes

4. If Syndicated:

   (a) Liability: Several and not joint

   (b) Managers: The Toronto-Dominion Bank
   HSBC Bank plc

5. Commissions and Concessions: 1.3750% of the Aggregate Principal Amount (comprising a 1.1875% selling concession and a 0.1875% management and underwriting fee).

6. Estimated Total Expenses: None. The Managers have agreed to pay for all material expenses related to the issuance of the Notes.

7. Codes:

   (a) Common Code: 107878149

   (b) ISIN: XS1078781496

8. Identity of Managers: The Toronto-Dominion Bank
HSBC Bank plc

9. Identity of Calculation Agent: HSBC Bank plc

In relation to the Fixing Date, as soon as is reasonably practicable after the determination of the Applicable Rate in relation thereto, on the date on which the relevant Applicable Rate is to be determined (or, if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the Applicable Rate, and the Interest Amount, and the Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto.

All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.

10. Provision for Registered Notes:

(a) Individual Definitive Registered Notes Available on Issue Date:	No
(b) DTC Global Note(s):	No
(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Income Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions (which may include the Notes), as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting obligation to their ownership of the Notes.

Medicare Tax. A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the U.S. holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income will generally include its gross interest income and its net gains from the disposition of Notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

3. Additional Investment Considerations:

The Notes offered by this Pricing Supplement are complex financial instruments and may not be suitable for certain investors. Investors intending to purchase the Notes should consult with their tax and financial advisors to ensure that the intended purchase meets the investment objective before making such purchase.

There are various risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult with their own financial, legal and accounting advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances. Holders of the Notes should also consult with their professional tax advisors regarding tax laws applicable to them.

Payment of each Interest Amount and the Redemption Amount will be based on the Applicable Rate, which is a measure of the rate of exchange between the Indonesian Rupiah and the USD. Currency exchange rates are volatile and will affect the holder's return. In addition, the government of Indonesia can from time to time intervene in the foreign exchange market. These interventions or other governmental actions could adversely affect the value of the Notes, as well as the yield (in USD terms) on the Notes and the amount payable at maturity or

upon acceleration. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in Indonesia or elsewhere could lead to significant and sudden changes in the exchange rate between the Indonesian Rupiah and the USD.

The Indonesian Rupiah is an emerging market currency. Emerging market currencies may be subject to particularly substantial volatility, as well as to government actions including currency controls, devaluations and other matters which could materially and adversely affect the value of the Notes.

The methodologies for determining the Applicable Rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an Interest Amount on the Notes, being significantly less than anticipated or less than what an alternative methodology for determining the IDR-USD exchange rate would yield.

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________

Name: Alberto L. Suria
Title: Chief Financial Officer and General Manager a.i., Finance Department

Exhibit C

TERMS AGREEMENT NO. 473 TRANCHE 4 UNDER
THE PROGRAM

August 12, 2014

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's IDR 450,000,000,000 7.25 percent Notes due July 17, 2017 (the "Notes", as from August 15, 2014 to be consolidated and form a single series with the Bank's IDR 750,000,000,000 7.25 percent Notes due July 17, 2017, issued on June 26, 2014 (Tranche 1), the Bank's IDR 600,000,000,000 7.25 percent Notes due July 17, 2017, issued on July 14, 2014 (Tranche 2) and the Bank's IDR 350,000,000,000 7.25 percent Notes due July 17, 2017, issued on August 4, 2014 (Tranche 3)) described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at approximately 9:00 a.m. New York time on August 15, 2014 (the "Settlement Date"), at an aggregate purchase price of IDR 453,998,250,000 (USD 38,490,737.60 at the agreed rate of 11,795 IDR per one USD), adjusted as set forth below and payable in United States Dollars, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, adjusted as follows: the issue price of 100.8885 percent of the principal amount (IDR 453,998,250,000) less a combined management and underwriting commission and selling concession of 1.3750 percent of the principal amount (IDR 6,187,500,000) plus 50 days of accrued and unpaid interest (IDR 4,469,178,082.19). For the avoidance of doubt, the Manager's purchase price after the above adjustments is IDR 452,279,928,082.19 (USD 38,345,055.37 at the agreed rate of 11,795 IDR per one USD), payable in United States Dollars.

   The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount (IDR)
The Toronto-Dominion Bank	336,800,000,000
HSBC Bank plc	113,200,000,000

2. Payment for the Notes shall be made on the Settlement Date by HSBC Bank plc to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

- a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

   For purposes hereof, the notice details of each of the undersigned are as follows:

   FOR THE BANK:

   Inter-American Development Bank
   1300 New York Avenue, N.W.
   Washington, D.C. 20577
   Attention: Finance Department
   Cash and Settlements Management Group
   Email: FIN_CMO@iadb.org
   Telephone: 202-623-3131

   FOR THE DEALER:

   c/o HSBC Bank plc
   8 Canada Square
   London E14 5HQ
   Attention: Transaction Management Group
   Telephone: +44 20 7991 8888
   Facsimile: +44 20 7992 4973

6. If a default occurs with respect to one of the several underwriting commitments to purchase any Notes under this Terms Agreement, the Manager who has not defaulted with respect to its respective several underwriting commitment will take up and pay for, as nearly as practicable in proportion to its respective several underwriting commitment, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which

the non-defaulting Manager was originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Manager shall be entitled to terminate this Terms Agreement without any liability on its part. Nothing herein will relieve a defaulting Manager from liability for its default.

7. To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the undersigned hereby:

    (i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the undersigned agree that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

    (ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

    (iii) Acknowledges that: The Notes are not and will not be registered with the Financial Services Authority previously known as the Capital Market and Financial Institutions Supervisory Agency (the "OJK") in Indonesia. As such, the Notes (including the distribution and dissemination of the Pricing Supplement, other written materials either through advertisements or other media authorized) are not authorized by the OJK for their sale by public offering in the Indonesian territory and/or to Indonesian entities or residents in the Indonesian territory in circumstances which constitute a public offering of securities under the Indonesian Law No. 8/1995 regarding Capital Markets. Likewise, the Notes and the Pricing Supplement have not been reviewed, registered or authorized by the Central Bank (Bank Indonesia) for their distribution through banking institutions in Indonesia.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

THE TORONTO-DOMINION BANK
HSBC BANK PLC

By: HSBC BANK PLC

By: ______________________
Name: KARON WAGNER
Title: AS ATTORNEY

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________
Name: Alberto L. Suria
Title: Chief Financial Officer and General Manager a. i., Finance Department

DC_LAN01:296744.2

International Finance Corporation
WORLD BANK GROUP

File No. 83-5
Regulation IFC: Rule 3

August 15, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its U.S. $250,000,000 0.200 per cent. Fixed Rate Notes due September 2, 2015.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Lerato Morwe
Counsel

SEC
Mail Processing
Section

AUG 15 2014

Washington DC
403

Attachments

1:45

WORLD BANK GROUP